Exhibit 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Quantum Corporation (the “Company”) has one class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934: common stock, par value $0.01 per share (“Common Stock”). The following description summarizes the most important terms of the Company’s Common Stock. For a complete description of the matters set forth in this exhibit, please refer to the Company’s amended and restated certificate of incorporation (as amended, the “Certificate of Incorporation”), the Company’s amended and restated bylaws (as amended, the “Bylaws”), each of which is filed as an exhibit to the Annual Report on Form 10‑K of which this exhibit is a part, and to the applicable provisions of the Delaware General Corporation Law (“Delaware Law”).

Common Stock
Common Stock Outstanding. Under the Certificate of Incorporation, the Company is authorized to issue 225,000,000 shares of Common Stock. The outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

Voting Rights. Each holder of Common Stock is entitled to one vote per share, except in the case of election of directors of the Company. At an election of directors of the Company, each holder of stock or any class or classes or of a series thereof shall be entitled to as many votes as shall equal the number of votes which such holder would be entitled to cast for the election of directors with respect to such holder’s shares of stock multiplied by the number of directors to be elected, and such holder may cast all of such votes for a single director or may distribute them among the number of directors to be voted for, or for any two or more of them as such holder sees fit.

Dividend Rights. The Company’s Board of Directors (the “Board”), subject to any restrictions contained in the Delaware Law, the Company’s Bylaws, any preferences and relative, participating, optional or other special rights of any outstanding class or series of preferred stock of the Company and any qualifications or restrictions on the Common Stock created thereby, may declare and pay dividends upon the shares of its capital stock. The Board may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

Rights upon Liquidation. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Other Rights. Holders of Common Stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Common Stock. The rights, preferences and privileges of the holders of Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future.

Anti-Takeover Effects of Delaware Law, the Certificate of Incorporation and the Bylaws
Certain provisions of Delaware Law, the Certificate of Incorporation and the Bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of the Company. These provisions, which are summarized below, may have the effect of discouraging takeover bids, coercive or otherwise. They are also designed, in part, to encourage persons seeking to acquire control of the Company to negotiate first with the Company’s board of directors.

Delaware Law. The Company is a Delaware corporation and subject to Section 203 of the Delaware Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” transaction with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in the manner described below.

Section 203 restrictions do not apply if: (i) the business combination or transaction is approved by the Company’s board of directors before the date the interested stockholder obtained the status as “interested”; (ii) upon consummation of the transaction that resulted in the stockholder obtaining the status, the stockholder owned at least 85% of the shares of stock entitled to vote in the election of directors (“Voting Stock”). The 85% calculation does not include those shares owned by directors who are also officers of the Company, and held by employee stock plans that do not permit employees to decide confidentially whether to accept a tender or exchange offer; or (iii) on or after the date the interested stockholder obtained its status, the business combination is approved by the Company’s board of directors and at a stockholder meeting by the affirmative vote of at least 66 2/3% of the outstanding Voting Stock that is not owned by the interested stockholder. Generally, an “interested stockholder” is a person who, together with its affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s Voting Stock. Section 203 may prohibit or delay mergers or other takeover or change in control attempts with respect to the Company. As a result, Section 203 may discourage attempts to acquire the Company even though such transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Board of Directors Vacancies. The Bylaws authorize the Board to fill vacant directorships, including newly created seats. In addition, the number of directors on the Board is permitted to be set from time to time by resolution of the Board. These provisions would prevent a stockholder from increasing the size of the Board and then gaining control of the Board by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of the Board but promotes continuity of management.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting. The Certificate of Incorporation and Bylaws provide that stockholders may not take action by written consent. This limit on the ability of stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, the holders of a majority of the Company’s capital stock would not be able to amend the Bylaws or remove directors without holding a meeting of stockholders called in accordance with the Bylaws. The Certificate of Incorporation and Bylaws further provide that special meetings of stockholders may be called only by the Board, the Chairperson of the Board, if there be one, or the president of the Company, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of stockholders to force consideration of a proposal or for stockholders controlling a majority of the Company’s capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. The Bylaws provide advance notice procedures for stockholders seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders. The Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.